SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT



                         Pursuant to Section 15 (d) of the
                          Securities Exchange Act of 1934

                        For the Year Ended December 31, 2005

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                                  SAVINGS PLAN
                             (Full title of the Plan)


                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                     2 PARAGON DRIVE, MONTVALE, NEW JERSEY  07645
 ------------------------------------------------------------------------------
                       (Name of issuer of the securities held
                        pursuant to the Plan and the address
                          of its principal executive office)



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  THE GREAT ATLANTIC & PACIFIC
                                  TEA COMPANY, INC.



Date:  June 29, 2006              By   /s/Melissa E. Sungela
                                       ---------------------------------------
                                       Melissa E. Sungela
                                       Vice President and Corporate Controller

          THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
          -----------------------------------------------------------



                  Financial Statements as of December 31, 2005 and 2004
                          and for the Year Ended December 31, 2005


-----------------------------------------------------------------------------


                    Prepared for filing as part of the Annual
                      Return/Report of Employee Benefit Plan
                                     (Form 5500)

          THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
          -----------------------------------------------------------





                                                 TABLE OF CONTENTS
                                                 -----------------

                                                                                                              Page
                                                                                                              ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....                                                     2

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  DECEMBER 31, 2005 AND 2004 ..............................                                                     3


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEAR ENDED DECEMBER 31, 2005.....................                                                     4

NOTES TO FINANCIAL STATEMENTS..............................                                                     5

SUPPLEMENTAL SCHEDULES



SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT
    PARTICIPANT CONTRIBUTIONS  ..............................                                                    12

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
    (HELD AT END OF YEAR) ...................................                                                    13





Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
----------------------------------------------------------------------

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PricewaterhouseCoopers LLP
New York, New York
June 29, 2006

                   THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                                   SAVINGS PLAN
                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                              DECEMBER 31, 2005 AND 2004






                                                                         2005                     2004
                                                                     -----------------        ------------------

Assets:

  Investments - at fair value (Note 3)                                    $286,792,238              $295,022,927

    Receivables:

       Participant Contributions                                               272,859                    46,481
       Employer Contributions                                                   80,101                    19,122
                                                                         --------------             -------------

    Total receivables                                                          352,960                    65,603

    Total Assets                                                           287,145,198               295,088,530
                                                                          ------------              ------------

Net assets available for benefits                                         $287,145,198              $295,088,530
                                                                          ============              ============


















                           The accompanying notes are an
                               integral part of these
                               financial statements.

                     THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                                       SAVINGS PLAN
              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              FOR THE YEAR ENDED DECEMBER 31, 2005





                                                                                                     2005
                                                                                              -----------------

Additions:
Additions to net assets attributed to:

    Investment income:
         Net appreciation in fair value of investments (Note 3)                                    $  5,668,511
         Interest income                                                                              4,615,950
         Dividend income                                                                              2,735,972
         Other income                                                                                 2,139,748
                                                                                                   ------------
                                                                                                     15,160,181
                                                                                                   ------------

      Contributions:
         Participants                                                                                14,402,603
         Employer                                                                                     4,340,640
                                                                                                   ------------
                                                                                                     18,743,243

              Total additions                                                                        33,903,424
                                                                                                   ------------

Deductions:
Deductions from net assets attributed to:

    Benefits paid to participants                                                                    41,825,858
    Administrative expenses                                                                              20,898
                                                                                                   ------------

              Total deductions                                                                       41,846,756
                                                                                                   ------------

              Net decrease in net assets available for benefits                                      (7,943,332)

       Net assets available for benefits:
          Beginning of year                                                                         295,088,530
                                                                                                   ------------

          End of year                                                                              $287,145,198
                                                                                                   ============










                             The accompanying notes are an
                                  integral part of these
                                  financial statements.

            THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
                          NOTES TO THE FINANCIAL STATEMENTS
                        FOR THE YEAR ENDED DECEMBER 31, 2005

1. PLAN DESCRIPTION

      The following description of The Great Atlantic & Pacific Tea Company, Inc. ("Company") Savings Plan ("Savings Plan") provides only general information. Participants should refer to the Savings Plan summary plan description for a more complete description of the Savings Plan's provisions.

      General

      The Savings Plan is a voluntary defined contribution plan of the Company. The Savings Plan covers employees of the Company who are not covered by a collective bargaining agreement (CBA), as well as employees covered by a CBA where the CBA specifically provides for such coverage.

      Participants are permitted to change their contribution rates once per month. In addition, they may change their investment options with regard to future contributions and reallocate existing investment balances on any business day.

      Prior to May 4, 2004, the Savings Plan covered eligible employees of the Company who completed at least one year of service (1,000 hours in a 12-month period) if age 21 or older or the earlier of five years of service if under age 21, if under age 21 at time of employment. Effective May 4, 2004 the Plan was amended to (a) allow employees to contribute to the Plan on the first of the month following their date of hire if age 21 or older or the earlier of five years of service or age 21, if under age 21 at the time of employment, and (b) state that each participant shall be 100% vested in the event of termination or partial termination of the Plan (if Participant is affected by partial termination) or upon retirement, disability or death.

      Contributions

      Eligible employees have the option to contribute from 1% to 20% of their base compensation to the Savings Plan. This can be any combination of pre and post tax percentages, as long as the total of the percentages does not exceed 20% of base compensation. Additionally, the Internal Revenue Service limits the maximum amount a participant may contribute, which was $14,000 for fiscal 2005. The Company matches 50% of an employee's contributions up to 6% of their compensation.

      Participants direct the investment of their contributions into the plan, as discussed in Note 3, which includes various investment options offered by the Savings Plan. Employee contributions may not be allocated to the Employer Stock Fund.
                                      -5-

      Vesting

      Participants are always 100% vested in their contributions and become fully vested in the Company's matching contributions after five years, in accordance with the following schedule:

                      Years of Service                   Vesting Percentage
              -----------------------------              ------------------

              Less than 2 years                                 0%
              2 years but less than 3 years                    25%
              3 years but less than 4 years                    50%
              4 years but less than 5 years                    75%
              5 years or more                                 100%

      Payment of Benefits

      Participants may receive the value of the vested portion of their account balance when they leave the Company for any reason other than death, in which case a beneficiary would receive the benefit. Participants may generally withdraw unmatched after-tax contributions once during any 12 month period but may withdraw unmatched before-tax contributions only in the case of "financial hardship" as defined in the Plan.

      Forfeited Accounts

      At December 31, 2005, and December 31, 2004, forfeited nonvested accounts totaled $122,856 and $79,620, respectively. These accounts will be used to decrease future employer contributions. During the year ended December 31, 2005, employer contributions were reduced by $222,330 from forfeited nonvested accounts.

      Participant Accounts

      Each participant's account is credited with the participant's contribution and (a) the matching Company contribution and (b) allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Participant Loans

      Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are collateralized by the balance in the participant's account and bear a fixed interest rate for the duration of the loan equal to Prime plus 1% as published in the Wall Street Journal on the last day of the preceding quarter. Principal and interest is paid ratably through payroll deductions.

      During the years ended December 31, 2005, and December 31, 2004, the interest rates on participant loans ranged from 5.00% to 10.50%, and 5.75% to 10.50%, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

      The significant accounting policies followed by the Savings Plan are as follows:

      Basis of Accounting -

      The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

      Use of Estimates -

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

      Investment Valuation and Income Recognition -

      The Plan's investments are presented at fair value. Shares of Company Stock are valued at quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Units of common/collective trusts are valued at the net asset value of shares held by the Plan at year end and wrapper contracts are valued as the difference between the fair market value of the underlying investment and the contract value.

      Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned.

      Expenses -

      All administrative expenses are being paid by the Plan.

      Payment of Benefits -

      Benefit payments to participants are recorded upon distribution.

      Risks and Uncertainties -

      The Plan provides for various investment options. The Plan's mutual funds invest in various securities including U.S.
      government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

      Reclassifications -

      Certain reclassifications have been made to prior year amounts to conform to current year presentation.

3.    INVESTMENTS

      The following table represents a breakdown of how the fair value of investments is determined:


                                                                        December 31, 2005                December 31, 2004
                                                                       -------------------               -----------------

        Quoted Market Value                                            $           901,268               $        356,965
        Net Asset Value                                                        282,014,657                    291,970,983
        Contract Value                                                           3,876,313                      2,694,979
                                                                       -------------------               ----------------
                Total investments at fair value                        $       286,792,238               $    295,022,927
                                                                       ===================               ================






      The following table presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2005 and 2004.


                                                                        December 31, 2005                December 31, 2004
                                                                       -------------------               -----------------


        Wells Fargo Galliard Fixed Income Fund A                       $        18,170,953               $     18,149,959
        Wells Fargo Galliard Fixed Income Fund F                                34,635,359                              -
        Wells Fargo Synthetic Stable Value Fund                                 29,732,573                     34,187,444
        Dryden Stock Index Fund I                                               58,539,696                     63,852,389
        PIMCO Total Return A                                                    21,412,903                     22,507,879
        Amer Funds EuroPacific Growth A                                         15,839,903                     12,646,747*
        MFS Massachusetts Investors Growth Stock A                              18,385,244                     17,906,095
        Alliance Bern Growth & Income                                           20,414,884                     20,060,517
        American Balanced Fund                                                  22,844,846                     24,719,855

      *In 2004, this investment represented less than 5% of the Plan's net asset value but was disclosed for comparative purposes.




      During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,668,511 as follows:


        Net appreciation in fair value of investments:

           Common stock                               $  678,381
           Mutual funds                                4,990,130
                                                     -----------
                Net appreciation                     $ 5,668,511
                                                     ===========

4. Synthetic Guaranteed Investment Contracts (GIC)

   The Plan has three investments in Synthetic GIC's. These are investments that simulate the performance of a traditional GIC through the use of financial instruments (referred to as wrapper contracts). For these investments, the Company invested in common / collective trusts which consist of government securities, private and public backed mortgaged-backed and other asset-backed securities. The benefit responsive "wrapper" contracts consist of liquidity agreements.





                                                                                                              Reconciled
                                                                        Number of                           Contract Value of
      Plan Year 2005                                                    Units Held             Cost            Investment
      ----------------------------------------------------------    ---------------- -------------------- --------------------

      AIG Financial Products,5.52%
            due 7/31/09
            Fixed Income Fund A                                           1,118,622         $ 13,037,756         $ 18,170,953
            Contract value liquidity agreement                                                                       (169,671)
                                                                                                         --------------------
                                Total Contract Value                                                             $ 18,001,282
            Crediting rate:            5.52%
            Yield Rates:               5.44%

      Union Bank Switzerland,5.33%
            due 7/31/10
            Galliard Fixed Income Fund E                                    722,801         $ 10,077,167         $ 11,295,510
            Contract value liquidity agreement                                                                         10,099
                                                                                                         --------------------
                                Total Contract Value                                                             $ 11,305,609
            Crediting rate:            5.33%
            Yield Rates:               5.25%

      Bank of America, 5.07%
            due 3/31/08
            Galliard Fixed Income Fund F                                  1,690,661         $ 16,263,531         $ 17,317,680
            Contract value liquidity agreement                                                                         77,275
                                                                                                         --------------------
                                Total Contract Value                                                             $ 17,394,955
            Crediting rate:            5.07%
            Yield Rates:               4.97%

      Monumental Life, 5.07%
            due 3/31/08
            Galliard Fixed Income Fund F                                  1,690,661         $ 16,263,530         $ 17,317,679
            Contract value liquidity agreement                                                                         77,274
                                                                                                          --------------------
                                Total Contract Value                                                             $ 17,394,953
            Crediting rate:            5.07%
            Yield Rates:               4.97%
                                                                                                          --------------------
                                                                                                   Total         $ 64,096,799
                                                                                                          ====================





                                                                                                                Reconciled
                                                                       Number of                             Contract Value of
      Plan Year 2004                                                   Units Held              Cost             Investment
      ----------------------------------------------------------    ---------------- -------------------- --------------------

      AIG Financial Products,5.32%
            due 8/31/08
            Fixed Income Fund A                                           1,145,541         $ 13,322,022         $ 18,149,959
            Contract value liquidity agreement                                                                       (654,964)
                                                                                                         --------------------
                                Total Contract Value                                                             $ 17,494,995
            Crediting rate:            5.32%
            Yield Rates:               5.32%

      Union Bank Switzerland,5.20%
            due 5/31/09
            Galliard Fixed Income Fund E                                    489,431         $  6,654,142         $  7,394,316
            Contract value liquidity agreement                                                                       (179,447)
                                                                                                         --------------------
                                Total Contract Value                                                             $  7,214,869
            Crediting rate:            5.20%
            Yield Rates:               5.20%
                                                                                                          --------------------
                                                                                                   Total         $ 24,709,864
                                                                                                          ====================



5. RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of a common collective trust and mutual funds managed by Prudential Trust Company. Prudential Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan has investments in A&P Stock that were made in prior years. Employees may no longer select this investment option.

      Certain administrative functions are performed by the officers and employees of the Company (who may be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited transactions because they are covered by the statutory administrative exemption from the Internal Revenue Code's and ERISA's rules on prohibited transactions.

6. PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, each participant would receive the value of his or her interest in the trust funds attributable to both participant and employer contributions for all years of participation.

7. FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated April 19, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended (Refer to Note 1) since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. DELINQUENT PARTICIPANT CONTRIBUTIONS

      As reported on the supplemental schedule, certain employee contributions were not remitted to the trust within the time frame specified by the Department of Labor, therefore constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2005. The Company will remit estimated earnings on the delinquent participant contributions subsequent to year end.

            THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN




SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENTPARTICIPANT CONTRIBUTIONS
---------------------------------------------------------------------










                                      Participant Contributions             Total that Constitute Nonexempt
                                      Transferred Late to Plan                   Prohibited Transactions
                                  ---------------------------------       ------------------------------------

January 2005                             $    5,511                              $    5,511
February 2005                                 4,115                                   4,115
March 2005                                    9,352                                   9,352
April 2005                                      378                                     378
May 2005                                        760                                     760
June 2005                                         -                                       -
July 2005                                         -                                       -
August 2005                                       -                                       -
September 2005                                    -                                       -
October 2005                                      -                                       -
November 2005                                     -                                       -
December 2005                                     -                                       -
                                  ---------------------------------       ------------------------------------
    Total                                 $  20,116                               $  20,116







                                      THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN

                                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                               Description of Investment
                                               including maturity date, rate of
Identity of Issue, Borrower,                   interest, collateral, par or
Lessor, or Similar Party                       maturity value                                    Cost               Current Value
-----------------------------------------      ------------------------------------------    ---------------     -----------------
Wells Fargo Stable Value Fund A                Collective Trust Fund                         $  4,213,770           $  4,502,641
Wells Fargo Synthetic Stable Value Fund        Collective Trust Fund                           21,539,890             29,732,573
Wells Fargo Galliard Fixed Income Fund A       Collective Trust Fund                           13,037,756             18,170,953
Wells Fargo Galliard Fixed Income Fund E       Collective Trust Fund                           10,077,167             11,295,510
Wells Fargo Galliard Fixed Income Fund F       Collective Trust Fund                           32,527,061             34,635,359

AIG Financial Products Corp                    Wrapper Contract,                                     -                  (169,671)
                                               Maturity 7/31/09, Rate of interest 5.52%

Union Bank of Switzerland AG                   Wrapper Contract,                                     -                    10,099
                                               Maturity 7/31/10, Rate of interest 5.33%

Bank of America N A                            Wrapper Contract,                                     -                    77,275
                                               Maturity 3/31/08, Rate of interest 5.07%

Monumental Life Insurance Company              Wrapper Contract,                                     -                    77,274
                                               Maturity 3/31/08, Rate of interest 5.07%

Dryden Stock Index Fund I (*)                  Mutual fund                                     58,713,208             58,539,696
American Balanced Fund                         Mutual fund                                     22,253,205             22,844,846
PIMCO Total Return A                           Mutual fund                                     21,761,919             21,412,903
MFS Massachusetts Investors Growth             Mutual fund
     Stock A                                                                                   17,457,048             18,385,244
Alliance Growth and Income A                   Mutual fund                                     18,095,773             20,414,884
Amer Funds Euro Pacific Growth A               Mutual fund                                     12,336,739             15,839,903
John Hancock Small Cap Value A                 Mutual fund                                     10,139,092             12,416,453
Lord Abbett Mid Cap Value A Fund               Mutual fund                                     12,208,433             13,823,692
A&P Stock (*)                                  A&P Stock                                          284,865                901,268
Participant loans                              Mature from 2006 to 2025, 5.00% - 10.50%                -               3,881,336

(*) Party-in-interest
                                                      -13-


                                                               Exhibit 23.1

             CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-119045, 333-78805, and 033-54863) of The Great
Atlantic & Pacific Tea Company, Inc. of our report dated June 29, 2006 relating to the financial statements of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan, which appears in this Form 11-K.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
New York, New York
June 29, 2006

                                                                  Exhibit 99.1



                  Certification Pursuant To 18 U.S.C. Section 1350,
                                As Adopted Pursuant to
                    Section 906 of the Sarbanes-Oxley Act of 2002


In connection with the Annual Report of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (the "Plan") on Form 11-K for the period ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul Marsico, Vice President of Compensation, Benefits and HRIS, of The Great Atlantic & Pacific Tea Company, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.




June 29, 2006                  /s/ Paul Marsico
                               -----------------------------------
                               Paul Marsico
                               Vice President of Compensation, Benefits & HRIS














                                  -15-